                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                XIOX CORPORATION
                         -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -------------------------------
                         (Title of Class of Securities)

                                    983905100
                         -------------------------------
                                 (CUSIP Number)



                                GREGORY F. WILBUR
                              1151 BAY LAUREL DRIVE
                              MENLO PARK, CA  94025
                                 (415) 325-7779
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 20, 1996
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued of following page(s))

                               Page 1 of 5 pages


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                                                              Page 2 of 5 Pages

CUSIP No. 983905100                    13D


-------------------------------------------------------------------------------
(1)  Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above
     Persons

     Gregory F. Wilbur
-------------------------------------------------------------------------------
(2)  Check The Appropriate Box If A Member Of A Group         (a) / /
                                                              (b) /X/

-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source Of Funds*

     PF, AF
-------------------------------------------------------------------------------
(5)  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(d) Or 2(e) / /


-------------------------------------------------------------------------------
(6)  Citizenship Or Place Of Organization

     U.S.A.
-------------------------------------------------------------------------------
Number Of Shares                             (7)  Sole Voting Power
Beneficially Owned
By Each Reporting                                      39,748
Person With                                  ----------------------------------
                                             (8)  Shared Voting Power


                                                       118,600
                                             ----------------------------------
                                             (9)  Sole Dispositive Power

                                                       39,748
                                             ----------------------------------
                                             (10) Shared Dispositive Power

                                                       118,600
                                             ----------------------------------

(11) Aggregate Amount Beneficially Owned By Each Reporting Person

     158,348
-------------------------------------------------------------------------------
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent Of Class Represented By Amount In Row (11)

     6.7%
-------------------------------------------------------------------------------
(14) Type Of Reporting Person

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                              Page 3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER

          Class of Securities:          Common Stock

          Issuer:                       XIOX Corporation

          Principal Address:            577 Airport Blvd., Suite 700
                                        Burlingame, CA 94010

ITEM 2.   IDENTITY AND BACKGROUND

     (a) Reporting Person:

          Gregory F. Wilbur ("GFW")

     (b) Principal Business Address:

          1151 Bay Laurel Drive
          Menlo Park, CA  94025

     (c) Principal Occupation:

     (d)-(e)  Not Applicable

     (f)  Citizenship or Place of Organization:

          U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The purchase of the shares held by GFW was made from personal funds. The purchase of the shares held by Bay Area Micro-Cap Fund, L.P. ("BAMC Fund, L.P.") was made from working capital.

ITEM 4.   PURPOSE OF TRANSACTION

     The acquisition of the securities of the Issuer was made for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     See Schedule 13D Statement cover page, rows (7) through (11) inclusive and row (13). Based on information contained in Form 10-QSB for the quarter ended March 31, 1997 filed by the Issuer with the Securities and Exchange Commission, the Issuer had 2,372,384 shares of Common Stock issued and outstanding on March 31, 1997.

     (a)
          GFW beneficially owns as an individual 39,748, shares of Common Stock, or approximately 1.7% of the Common Stock outstanding. GFW purchased 48,500 shares on September 1, 1996, 1,000 shares on September 20, 1996, 1,000 on October 3, 1996, and 848 shares on February 26, 1997.
     On March 25, 1997 GFW disposed of 1,000 shares, on April 11, 1997 GFW disposed of 8,500 shares, on June 19, 1997 GFW disposed of 1,100 shares and on June 23, 1997 GFW disposed of 1,000 shares. BAMC Fund, L.P. beneficially owns 118,600 shares of Common Stock, or 4.99% of the Common Stock outstanding. GFW is a managing member of the general partnership of BAMC Fund, L.P.



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                                                              Page 4 of 5 Pages

     (b)
          GFW is a managing member of the general partner of BAMC Fund, L.P. and as such has the power to direct the vote and/or disposition of the shares held by BAMC Fund, L.P. GFW has sole power to direct the vote and/or disposition of the shares held by GFW.

     (c)
          Transactions effected in the past 60 days by the persons listed in
     Item 2 are disclosed in (a) above.

     (d)
          Not Applicable

     (e)
          Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     To the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   EXHIBITS

          Not Applicable



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                                                             Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          /s/ Gregory F. Wilbur
     --------------------------------
     Gregory F. Wilbur